IVY FUNDS VARIABLE INSURANCE PORTFOLIOS, INC.
6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, Kansas 66201-9217

March 6, 2009

Securities and Exchange Commission
100 F Street, N. W.
Washington, D. C. 20549

Re:	Ivy Funds Variable Insurance Portfolios, Inc. (Registrant)
File Nos. 811-5017 and 33-11466/CIK# 810016

On behalf of the Registrant, we are responding to the comments that you gave to Kristen Richards by telephone on February 24, 2009 as we understand them, regarding the preliminary proxy statement on Schedule 14A filed on behalf of each of the series of the Registrant. For convenience, each of your comments is repeated below, with responses immediately following.

1.	Comment: Please clearly disclose in the President's Letter and in the Question and Answer section that the manager of managers proposal is with regard to unaffiliated sub-advisors. This point is clearly disclosed in the body of the proposal as found later in the document.

Response: We will disclose accordingly.

2.	Comment: Please explain why the entity is proposing a change to dollar-weighted voting.

Response:         The Board of Directors considered various factors relating to dollar-weighted voting and also compared dollar-weighted voting to voting by number of shares and determined that using dollar-weighted voting under the proposed structure for the Trust is appropriate since dollar-weighted voting ties shareholder voting to economic interest. We will disclosure accordingly.

3.	Comment: If you expect to 'household' the mailings for this proxy, please include the appropriate disclosure as required by Item 23.

Response: We do plan to household these mailings and we will, therefore, add the appropriate disclosure to the proxy statement.

4.	Comment: The proxy card is not included in the filing.

Response: We will include the proxy card in the definitive filing.

5.

Comment:         In Exhibit C, please disclose if any of the proposed changes to the fundamental policies would result in increased risk for the funds. Please also disclose that any proposed fundamental policy that is worded such that the investment is prohibited "except to the extent permitted by the 1940 Act, the rules and regulations thereunder and any applicable exemptions" will automatically change if there is change in the law.

Response:         We will add disclosure that currently, there is not any change to the fundamental policies that would result in an increased risk to the funds. We will also disclose that should the applicable rules and regulations, as well as applicable exemptions under the Investment Company Act of 1940 change, this will trigger an automatic change to the funds' fundamental policy.

6.

Comment:         You state that certain funds (e.g., Mortgage Securities, Science and Technology, Energy, Real Estate Securities) may now concentrate their assets in the respective industries, therefore, please explain why such policies were added for these funds.

Response:         These are not new policies for these funds. As we were working on the proposed revisions to the fundamental policies, we realized that we should explicitly state if a fund can and will concentrate its assets in a particular industry as that fund's policy on concentration.

In connection with the above comments and our responses, the Registrant acknowledges that:

  the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 913-236-1923.

Very Truly Yours,

/s/Kristen A. Richards
Kristen A. Richards
Vice President, Secretary and
Associate General Counsel